SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Himax Technologies, Inc.
(Name of Issuer)

Ordinary Shares, par value US$0.3 per share
(Title of Class of Securities)

43289P106
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d – 1(b)

☐     Rule 13d – 1(c)

☒     Rule 13d – 1(d)

SCHEDULE 13G

CUSIP No. 43289P106	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chimei Innolux Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
50,799,506
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
50,799,506
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,799,506
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.4%
12	TYPE OF REPORTING PERSON
CO

CUSIP No. 43289P106	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Leadtek Global Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
49,645,058
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
49,645,058
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,645,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.0%
12	TYPE OF REPORTING PERSON
CO

Item 1(a).                      Name of Issuer.

Himax Technologies, Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices of Himax Technologies, Inc. is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, the Republic of China.

Item 2(a).                      Name of Person Filing.

Chimei Innolux Corporation

Leadtek Global Group Limited

Item 2(b).                      Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Chimei Innolux Corporation is No. 160, Kesyue Rd. Jhunan Science Park, Miaoli County 350, Taiwan, the Republic of China.

The address of the principal business office of Leadtek Global Group Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

Item 2(c).                      Citizenship.

Chimei Innolux Corporation is incorporated under the laws of the Republic of China.

Leadtek Global Group Limited is incorporated under the laws of the British Virgin Islands.

Item 2(d).                      Title of Class of Securities.

Ordinary Shares, par value US$0.3 per Share (the “Shares”).

Item 2(e).                      CUSIP Number.

43289P106

Item 3.          If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4.            Ownership.

(a), (b) and (c)

Chimei Innolux Corporation directly owns 1,154,448 Shares, representing approximately 0.3% of the outstanding Shares.  Chimei Innolux Corporation also beneficially owns 49,645,058 Shares through Leadtek Global Group Limited, which is wholly owned by Chimei Innolux Corporation.  As such, Chimei Innolux Corporation beneficially owns, and has sole power to vote and dispose of, an aggregate of 50,799,506 Shares, representing approximately 14.4% of the outstanding Shares.  Chimei Innolux Corporation is the surviving entity following the merger of Chi Mei Optoelectronics Corp., InnoLux Display Corporation and TPO Displays Corporation in March 2010.

Leadtek Global Group Limited directly owns, and has sole power to vote and dispose of, 49,645,058 Shares, representing approximately 14.0% of the outstanding Shares.

Item 5.	Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2011

CHIMEI INNOLUX CORPORATION

By:	/s/ Ching-Siang Liao
	Name:	Ching-Siang Liao
	Title:	Chairman

LEADTEK GLOBAL GROUP LIMITED

By:	/s/ Ching-Siang Liao
	Name:	Ching-Siang Liao
	Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of Himax Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing.  In evidence there of, each of the undersigned hereby executed this Agreement on January 31, 2011.

CHIMEI INNOLUX CORPORATION

By:	/s/ Ching-Siang Liao
	Name:	Ching-Siang Liao
	Title:	Chairman

LEADTEK GLOBAL GROUP LIMITED

By:	/s/ Ching-Siang Liao
	Name:	Ching-Siang Liao
	Title:	Director